UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A.

Restatement of Preliminary Operating Results for Fiscal Year 2013

On February 21, 2014, KB Financial Group Inc. (“KB Financial Group”) disclosed that its preliminary operating results for the fiscal year 2013, which were filed on February 7, 2014, have been restated to reflect the effect of certain events that occurred after the reporting period. The preliminary figures presented herein are based on the International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and are currently being audited by our independent auditors and are subject to change.

1. Operating results of KB Financial Group (consolidated)

a. Specific line items that have been restated:

-Pre-restatement (as disclosed on February 7, 2014)

(Won in millions, %)		4Q 2013	% Change Increase (Decrease) (Q to Q)	% Change Increase (Decrease) (Y to Y)
Net operating profit	Specified Quarter	487,817	(16.55)	78.20
	Cumulative	2,056,725	—	(15.44)
Profit before income tax	Specified Quarter	398,412	(30.77)	131.64
	Cumulative	1,845,024	—	(19.73)
Profit for the period	Specified Quarter	281,503	(34.01)	144.55
	Cumulative	1,286,243	—	(26.08)
Profit attributable to shareholders of the parent company	Specified Quarter	281,503	(34.01)	155.04
	Cumulative	1,283,047	—	(25.88)

-Post-restatement

(Won in millions, %)		4Q 2013	% Change Increase (Decrease) (Q to Q)	% Change Increase (Decrease) (Y to Y)
Net operating profit	Specified Quarter	458,084	(21.63)	67.34
	Cumulative	2,026,992	—	(16.66)
Profit before income tax	Specified Quarter	368,679	(35.93)	114.35
	Cumulative	1,815,291	—	(21.03)
Profit for the period	Specified Quarter	258,965	(39.29)	124.97
	Cumulative	1,263,705	—	(27.38)
Profit attributable to shareholders of the parent company	Specified Quarter	258,965	(39.29)	134.63
	Cumulative	1,260,509	—	(27.18)

b. Restated preliminary operating results of KB Financial Group:

(Won in millions, %)		4Q 2013	3Q 2013	% Change Increase (Decrease) (Q to Q)	4Q 2012*	% Change Increase (Decrease) (Y to Y)
Operating revenue**	Specified Quarter	5,361,429	5,055,184	6.06	6,010,999	(10.81)
	Cumulative	22,597,188	17,235,759	—	25,395,465	(11.02)
Net operating profit	Specified Quarter	458,084	584,548	(21.63)	273,744	67.34
	Cumulative	2,026,992	1,568,908	—	2,432,198	(16.66)
Profit before income tax	Specified Quarter	368,679	575,473	(35.93)	171,996	114.35
	Cumulative	1,815,291	1,446,612	—	2,298,644	(21.03)
Profit for the period	Specified Quarter	258,965	426,567	(39.29)	115,112	124.97
	Cumulative	1,263,705	1,004,740	—	1,740,133	(27.38)
Profit attributable to shareholders of the parent company	Specified Quarter	258,965	426,567	(39.29)	110,374	134.63
	Cumulative	1,260,509	1,001,544	—	1,731,034	(27.18)

*	The figures have been restated to reflect adjustments resulting from retrospective application of the amendments to K-IFRS that are effective for the financial year beginning on or after January 1, 2013.
**	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss, and other operating income.

2. Operating results of Kookmin Bank (consolidated)

a. Specific line items that have been restated:

-Pre-restatement (as disclosed on February 7, 2014)

(Won in millions, %)		4Q 2013	% Change Increase (Decrease) (Q to Q)	% Change Increase (Decrease) (Y to Y)
Net operating profit	Specified Quarter	381,906	(8.24)	185.69
	Cumulative	1,467,855	—	(24.81)
Profit before income tax	Specified Quarter	275,323	(32.23)	237.79
	Cumulative	1,241,344	—	(34.06)
Profit for the period	Specified Quarter	195,691	(35.18)	264.44
	Cumulative	842,257	—	(41.51)
Profit attributable to shareholders of the parent company	Specified Quarter	195,691	(35.18)	264.75
	Cumulative	842,173	—	(41.51)

-Post-restatement

(Won in millions, %)		4Q 2013	% Change Increase (Decrease) (Q to Q)	% Change Increase (Decrease) (Y to Y)
Net operating profit	Specified Quarter	352,173	(15.39)	163.45
	Cumulative	1,438,122	—	(26.33)
Profit before income tax	Specified Quarter	245,590	(39.55)	201.32
	Cumulative	1,211,611	—	(35.64)
Profit for the period	Specified Quarter	173,153	(42.64)	222.46
	Cumulative	819,719	—	(43.08)
Profit attributable to shareholders of the parent company	Specified Quarter	173,153	(42.64)	222.74
	Cumulative	819,635	—	(43.07)

b. Restated preliminary operating results of Kookmin Bank:

(Won in millions, %)		4Q 2013	3Q 2013	% Change Increase (Decrease) (Q to Q)	4Q 2012*	% Change Increase (Decrease) (Y to Y)
Operating revenue**	Specified Quarter	4,095,114	3,869,788	5.82	4,801,724	(14.72)
	Cumulative	17,461,406	13,366,292	—	19,421,893	(10.09)
Net operating profit	Specified Quarter	352,173	416,215	(15.39)	133,678	163.45
	Cumulative	1,438,122	1,085,949	—	1,952,204	(26.33)
Profit before income tax	Specified Quarter	245,590	406,265	(39.55)	81,506	201.32
	Cumulative	1,211,611	966,021	—	1,882,477	(35.64)
Profit for the period	Specified Quarter	173,153	301,887	(42.64)	53,697	222.46
	Cumulative	819,719	646,566	—	1,440,123	(43.08)
Profit attributable to shareholders of the parent company	Specified Quarter	173,153	301,887	(42.64)	53,651	222.74
	Cumulative	819,635	646,482	—	1,439,754	(43.07)

*	The figures have been restated to reflect adjustments resulting from retrospective application of the amendments to K-IFRS that are effective for the financial year beginning on or after January 1, 2013.
**	Represents the sum of interest income, fee and commission income, gain on financial assets/ liabilities at fair value through profit or loss, and other operating income.

Amendment to the Report of Change in Revenue or Profit of More than 15%

(KB Financial Group)

On February 21, 2014, KB Financial Group disclosed that it is amending its previous report of change in revenue or profit of more than 15%, which was filed on February 7, 2014, to reflect the effect of certain events that occurred after the reporting period. The preliminary figures presented herein are based on K-IFRS, each on a consolidated basis, and are currently being audited by our independent auditor and are subject to change.

a. Specific line items that have been restated:

Revenue or Profit

(in thousands of Won)	FY2013
	Pre-restatement	Post-restatement
Net operating profit	2,056,724,921	2,026,991,751
Profit before income tax	1,845,023,501	1,815,290,330
Profit for the period	1,283,047,224	1,260,509,262

Other Financial Data

(in thousands of Won)	FY2013
	Pre-restatement	Post-restatement
Total assets	291,867,888,775	291,838,155,604
Total liabilities	266,192,519,449	266,185,324,240
Shareholders’ equity	25,675,369,326	25,652,831,364
Shareholders’ equity / capital stock ratio (%)	1,329.1	1,328.0

b. Amended Report of Change in Revenue or Profit of More than 15%:

Key Details			(in thousands of Won, %)

	FY 2013	FY 2012*	Change (Amount)	Change (%)
Revenue or Profit
- Operating revenue**	22,597,187,932	25,395,464,517	(2,798,276,585)	(11.0)
- Net operating profit	2,026,991,751	2,432,198,435	(405,206,684)	(16.7)
- Profit before income tax	1,815,290,330	2,298,643,717	(483,353,387)	(21.0)
- Profit for the period	1,260,509,262	1,731,033,767	(470,524,505)	(27.2)
Other Financial Data
- Total assets	291,838,155,604	285,751,055,648
- Total liabilities	266,185,324,240	260,987,913,445
- Shareholders’ equity	25,652,831,364	24,763,142,203
- Capital stock	1,931,758,465	1,931,758,465
- Shareholders’ equity/ capital stock ratio (%)	1,328.0%	1,281.9%

*	The figures have been restated to reflect adjustments resulting from retrospective application of the amendments to K-IFRS that are effective for the financial year beginning on or after January 1, 2013.
**	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss, and other operating income.

-	The decreases in operating revenue and profit were primarily due to decreases in operating revenue and profit of Kookmin Bank, a wholly-owned subsidiary of KB Financial Group.

-	The preliminary figures presented above are based on K-IFRS and are currently being audited by our independent auditors and are subject to change.

Amendment to the Report of Change in Revenue or Profit of More than 15%

(Kookmin Bank)

On February 21, 2014, KB Financial Group disclosed that Kookmin Bank, a wholly owned subsidiary of KB Financial Group, is amending its previous report of change in revenue or profit of more than 15%, which was filed on February 7, 2014, to reflect the effect of certain events that occurred after the reporting period. The preliminary figures presented herein are based on K-IFRS, each on a consolidated basis, and are currently being audited by our independent auditor and are subject to change.

a. Specific line items that have been restated:

Revenue or Profit

(in thousands of Won)	FY2013
	Pre-restatement	Post-restatement
Net operating profit	1,467,854,867	1,438,121,696
Profit before income taxes	1,241,344,213	1,211,611,042
Profit for the period	842,173,209	819,635,247

Other Financial Data

(in thousands of Won)	FY2013
	Pre-restatement	Post-restatement
Total assets	265,288,674,809	265,258,941,637
Total liabilities	244,648,822,496	244,641,627,287
Shareholders’ equity	20,639,852,313	20,617,314,350
Shareholders’ equity / capital stock ratio (%)	1,020.82	1,019.70

b. Amended Report of Change in Revenue or Profit of More than 15%:

Key Details

			(in thousands of Won, %)

	FY2013	FY2012*	Change (Amount)	Change (%)
Revenue or Profit
- Operating Revenue**	17,461,406,989	19,421,893,206	(1,960,486,217)	(10.09)
- Net operating profit	1,438,121,696	1,952,203,945	(514,082,249)	(26.33)
- Profit before income tax	1,211,611,042	1,882,476,950	(670,865,908)	(35.64)
- Profit for the period	819,635,247	1,439,754,074	(620,118,827)	(43.07)
Other Financial Data
- Total assets	265,258,941,637	261,046,853,216
- Total liabilities	244,641,627,287	241,029,294,944
- Shareholders’ equity	20,617,314,350	20,017,558,271
- Capital stock	2,021,895,580	2,021,895,580
- Shareholders’ equity / capital stock ratio (%)	1,019.70%	990.04%

*	The figures have been restated to reflect adjustments resulting from retrospective application of the amendments to K-IFRS that are effective for the financial year beginning on or after January 1, 2013.
**	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss, and other operating income.

-	The decreases in operating revenue and profit were primarily due to (i) a decrease in interest income mainly attributable to a decrease in Kookmin Bank’s net interest margin and (ii) a decrease in non-interest income resulting from a decline in fee and commission income and certain one-off items.

-	The preliminary figures presented above are based on K-IFRS and are currently being audited by Kookmin Bank’s independent auditors and are subject to change.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: February 21, 2014	By /s/ Woong-Won Yoon
(Signature)

	Name:	Woong-Won Yoon

	Title:	Deputy President & CFO